UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 000-15688

Coral Gold Resources Ltd.

(Translation of registrant's name into English)

Suite 450, 455 Granville Street, Vancouver, British Columbia, V6C 1T1, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com

F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

March 26, 2008	Trading Symbols: TSX Venture – CLH
US;OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL GOLD ENTERS INTO MINERAL LEASE WITH OPTION TO PURCHASE AGREEMENT

Coral Gold Resources Ltd. (“Coral” or the “Company”) announces that it has completed a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property.

The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years. The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000 upon notice to the Lessors.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORAL GOLD RESOURCES LTD.

/s/ Mimy Fernandez-Maldonaldo

Mimy Fernandez-Maldonado

Corporate Secretary

Date: March 26, 2008

CW1755198.1